Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended
	March 31,	March 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2009	2009	2008	2007	2006	2005	2004
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$14,644	$67,626	$70,227	$73,095	$75,039	$76,762	$80,968
Other Interest (1)	470	1,166	1,837	5,480	7,922	3,153	1,947
Interest on Capital Lease Obligations	13,966	56,901	57,272	64,499	72,586	79,098	85,912
Estimated Interest Portion of Rental Expense	29	170	188	258	326	391	453

Total Fixed Charges	$29,109	$125,863	$129,524	$143,332	$155,873	$159,404	$169,280

Net Income	$4,919	$21,554	$14,021	$58,373	$67,447	$46,144	$45,919

Less:
Discontinued Operations — Net of Tax	—	—	—	—	(1,796)	(5,483)	(5,063)
Accounting Change — Net of Tax	—	—	—	—	—	(626)	—

Net Income (Loss) from Continuing Operations	4,919	21,554	14,021	58,373	69,243	52,253	50,982

Add (Deduct):
(Income) Losses from Equity Investees	27	2,546	713	340	(210)	(2,113)	(7,121)
Income Taxes	3,256	20,443	16,976	39,079	43,936	37,623	37,186
Total Fixed Charges	29,109	125,863	129,524	143,332	155,873	159,404	169,280

Total Earnings before Taxes and Fixed Charges	$37,311	$170,406	$161,234	$241,124	$268,842	$247,167	$250,327

Ratio of Earnings to Fixed Charges	1.282	1.354	1.245	1.682	1.725	1.551	1.479

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.